Exhibit 4.4

Boston Therapeutics Inc. 1750 Elm Street Manchester, NH 03104

November 30, 2015

CJY Holdings Limited
12 Repulse Bay Road
Repulse Bay, Hong Kong

Re:	Securities Purchase Agreement dated September 24, 2015 (the "SPA") by and between Boston Therapeutics Inc. and CJY Holdings Limited, as amended

Gentlemen:

Reference is hereby made to the SPA.  By executing this letter, the undersigned investor agrees that the offering amount shall be increased from $750,000 to $1,200,000.  Accordingly, it is hereby agreed to by the parties that Section 1(d) of the Agreement shall be amended and restated to state the following:

"d.            Subsequent Financing.  The Note is intended  to provide necessary bridge financing to the Company prior to an anticipated financing in the near future of an amount up to $1,200,000 which is expected to be structured as convertible preferred stock (the "Preferred Financing").  Upon the closing of the Preferred Financing, the Note shall automatically convert into the Preferred Financing."

We kindly request that you execute this letter below indicating that you agree with the above amendment.

Sincerely,

Boston Therapeutics Inc.

By: /s/David Platt
Name: David Platt
Title: CEO and Director

AGREED AND ACKNOWLEDGED:

CJY Holdings Limited

By: /s/Cheng Chi Him
Name: Cheng Chi Him
Title: